UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Modification Agreement with Alumni Capital LP

As previously disclosed, on August 1, 2024, VCI Global Limited (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”), as amended on September 27, 2024, January 13, 2025, and April 1, 2025 with Alumni Capital LP (“Alumni Capital”), a Delaware limited partnership.

On May 21, 2025, the Company entered into a Modification Agreement to the Purchase Agreement (the “Modification Agreement”) with Alumni Capital to, among other things, (i) increase the Purchase Price from the lowest traded price of our ordinary shares during the five consecutive business days prior the sale of Company’ ordinary shares to the Alumni Capital multiplied by 0.85 to the lowest traded price of the Company’s ordinary shares during the five consecutive business days prior the sale of our shares to Alumni Capital multiplied by 1.02 and (ii) provide the Alumni Capital with the right to exercise the Commitment Warrant in an amount up to $5,000,000 on a cashless basis.

Capitalized terms not defined herein have the same meanings assigned in the Modification Agreement.

The foregoing descriptions of the Modification Agreement are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the Modification Agreement, which are furnished hereto as Exhibits 99.1.

Acquisition of QuantGold Data Platform

On June 24, 2025, the Company issued a press release, a copy of which is furnished hereto as Exhibit 99.2, to announce the official launch of the QuantGold Data Platform (“QuantGold”), a sovereign-grade AI infrastructure designed to enable computation on sensitive datasets without compromising data ownership or privacy.

The Company will own a 20% equity stake in QuantGold and integrate its cybersecurity, AI GPU, and data infrastructure businesses into the platform.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Modification Agreement between VCI Global Limited and Alumni Capital LP dated May 21, 2025
99.2	Press release dated June 24, 2025

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